FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated February 3, 2020

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

For the quarter ended December 31, 2019

_____________________________________________________________________________

São Paulo, February 3, 2020 – BrasilAgro (B3: AGRO3) (NYSE: LND), the Brazilian leader in acquiring, developing and selling rural properties that offer high potential for price appreciation, announces its consolidated results for the quarter ended December 31, 2019 (“2Q20”). The consolidated information is prepared in accordance with the International Financial Reporting Standard (IFRS).

2Q20 Conference Call February 4, 2020
Portuguese with simultaneous translation into English 2:00 p.m. (Brasília) 12:00 p.m. (New York) Phone Brazil: +55 (11) 3127 4971 Phone U.S.: +1 929 378 3440 Password: BrasilAgro

MESSAGE FROM MANAGEMENT

 We began 2020 with a great achievement – the merger of Agrifirma into the Company. Agrifirma owns 28,930 agricultural hectares located in western Bahia, which brings synergy and economies of scale with the Bahia cluster operations, as the areas are close to the Chaparral and Jatobá Farms, in addition to other financial and commercial benefits.

The transaction was concluded on January 27, 2020 through the exchange of shares at full price of the Net Asset Value (NAV). The initial exchange ratio was R$31.50 per BrasilAgro share based on the Company’s and Agrifirma Holding’s equity of June 30, 2019.

As a result of the merger, our portfolio now has 266,053 hectares, 35% of which are developed, 31% are under development and 34% makes up our land bank.

We ended the first half of the 2019/2020 harvest year (“6M20”) having concluded, in November, another year of supplying sugarcane, delivering 2.2 million tons, in a harvested area of 26,100 hectares and production capacity of 83.30 ton/ha, accompanied with a net margin of R$2,675/ha. We also finished planting 63,400 hectares of grains and cotton in Brazil and Paraguay.

The good climate conditions and rainfall levels as expected favored the good development of soybean and corn crops until the moment, maintaining our production estimates. Due to rainfall levels in the region, we expect cotton production to decrease by 14.9%. Also regarding operating activities, we closed 6M20 with 20,700 head of cattle.

Our hedge and sales strategy allowed us to capture commodity prices above our budget, which will positively impact the margins of all crops.

The sugarcane result, the healthy development of grain crops and the captured prices maintain our expectation of achieving our 2019/2020 projected budget.

In 6M20, net income totaled R$61.0 million and adjusted EBITDA stood at R$70.7 million, resulting in net revenue of R$271.9 million, R$24.0 million of which from farm sales and R$247.9 million from the sale of agricultural products.

During our last Investor Day held in early December, we had the opportunity to present the Company’s value creation cycle and its short- and medium-term growth strategy.

BrasilAgro was once again certified by the Great Place to Work as one of the best companies to work for.

We are fully confident that we are on the right track, building a solid and sustainable base without ever losing sight of our purpose of producing food products responsibly.

OPERATING PERFORMANCE

Definitions: 2Q19 and 2Q20 – quarters ended December 31, 2018 and 2019 respectively| 6M19 and 6M20 – six-month periods ended December 31, 2018 and 2019 respectively | 2018/2019 Harvest Year – fiscal year started on July 1, 2018 and ended on June 30, 2019 | 2019/2020 Harvest Year – fiscal year started on July 1, 2019 and ended on June 30, 2020.

Merger of Agrifirma

On January 27, 2020 we concluded the merger of Agrifirma. We added 28,930 hectares to our property portfolio, appraised by Deloitte in R$205,6 million. The merger was made through share exchanges and the initial share price for the transaction was of R$31.50 per BrasilAgro’s shares, based on BrasilAgro’s and Agrifirma’s equities, as of June 30, 2019. The table below shows a summary of the merger effects:

	BrasilAgro (Before Merger)	Merger of Agrifirma		BrasilAgro (After the Merger)
Portfolio (hectares)	185,147	28,930		214,077
Independent Appraisal (R$ Thousand)	1,337,282	205,616		1,542,898
Share Capital (R$)	584,224,000	115,586,577		699,810,577
Number of Shares	56,888,916	5.869.872¹	5,215,385 shares issued	62,104,301
			654,487 subscription warrants²	654,487 subscription warrants²
¹ 25% of the total shares are under a two year lock-up
[2] Structure build to guarantee the two year lock-up for specific shareholders

The mergered areas are located in the West region of Bahia, close to Jatobá and Chaparral Farms and are suitable for grain producion and/or cattle raising, which translates into gains of scale and sinergy with our existing operations and also dilutes our administrative expenses.

In addition to the potential to generate real estate value in the area to be developed (40% of the acquired area), the part tha is already developed (60% of the acquired area) will enable shorter-term real estate gains in a region where we have good liquidity.

Part of the shares involved in the exchange ratio have a 2-year lock-up restriction and, due to the particularity of one of Agrifirma's shareholders - who owns 44.6% of the company - instead of issuing all the shares of the lock-up, the company will issue subscription warrants with the same characteristics of the shares.

Property Portfolio

The Company’s property portfolio consists of 266,053 hectares across six Brazilian states and Paraguay.

	FARMS	LOCATION	AQUISITION DATE	PROJECT	TOTAL AREA (ha)	ARABLE AREA (ha)
1	Jatobá Farm	Jaborandi / BA	Mar-07	Grains and Pasture	16,939	13,374
2	Alto Taquari Farm	Alto Taquari / MT	aug/07	Sugarcane	5,206	3,606
3	Araucária Farm	Mineiros / GO	apr/07	Sugarcane	5,534	4,124
4	Chaparral Farm	Correntina / BA	Nov-07	Grains and Cotton	37,182	26,444
5	Nova Buriti Farm	Bonito de Minas / MG	dec/07	Forest	24,212	17,846
6	Preferência Farm	Baianópolis / BA	sep/08	Grains and Pasture	17,799	12,410
7	Partnership II(1)	Ribeiro Gonçalves / PI	Nov-13	Grains	7,500	7,500
8	Morotí (Paraguay)	Boquerón	dec/13	Grains and Pasture	59,490	29,745
9	Partnership III(2)	Alto Taquari / MT	may/15	Sugarcane	5,624	5,624
10	Partnership IV(3)	São Raimundo das Mangabeiras / MA	feb/17	Sugarcane	15,000	15,000
11	São José Farm	São Raimundo das Mangabeiras / MA	feb/17	Grains and Sugarcane	17,566	10,137
12	Partnership V(4)	São Félix do Araguaia / MT	aug/18	Grains	20,330	20,330
13	Partnership VII(5)	Baixa Grande do Ribeiro / PI	dec/19	Grains	4,741	4,741
14	Arrojadinho Farm(6)	Jaborandi / BA	Jan-20	Grains	16,642	10,302
15	Rio do Meio Farm(7)	Correntina / BA	Jan-20	Grains	12,288	8,501
	Total				266,053	189,684
(1) BrasilAgro entered into an agricultural exploration partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.
(2) BrasilAgro entered into an agricultural exploration partnership in the Parceria III Farm potentially up to March 31, 2026.
(3) BrasilAgro entered into an agricultural exploration partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years.
(4) BrasilAgro entered into an agricultural exploration partnership in the Parceria V Farm for up to 10 years.
(5) BrasilAgro entered into an agricultural exploration partnership in the Parceria VII Farm for the 2019/2020 harvest, with option of renewal.
(6) Previously referred as Partnership VI, the Farm was acquired through the merger of Agrifirma.
(7) Farm acquired through the merger of Agrifirma.

The current mix between own and leased areas of the total production area allows greater flexibility in portfolio management, reducing the volatility of the operating cash flow.

Market Value of the Portfolio

We review the internal market value of our farms annually, and on June 30, 2019, the market value of our portfolio was R$1.47 billion.

In order to estimate the market value of our farms, we considered for each property: (i) its level of development; (ii) soil quality and maturity; and (iii) agricultural aptness and potential.

We hired the independent consulting firm Deloitte Touche Tohmatsu to conduct a market valuation of our properties. According to its appraisal, as of July 31, 2019, carried out because of the merger announced in November 2019, the market value of the portfolio was R$1.54 billion.

The table below shows the internal market valuation of the portfolio performed by Deloitte Touche Tohmatsu:

	LOCATION	Area 06/30/2018 (hectares)	Area 06/30/2019 (hectares)	Internal Appraisal (R$ thousand)		Independent Appraisal (R$ thousand)
				06/30/2018	06/30/2019 ¹	06/30/2018	07/31/2019 ²
Jatobá Farm	Bahia	21,197	18,073	293,136	231,646	376,040	192,612
Alto Taquari Farm	Mato Grosso	5,394	5,291	158,726	174,580	125,910	127,322
Araucária Farm	Goiás	5,534	5,534	137,796	163,008	135,170	141,169
Chaparral Farm	Bahia	37,182	37,182	312,256	373,014	397,500	417,717
Nova Buriti Farm	Minas Gerais	24,212	24,212	32,145	35,822	23,180	24,167
Preferência Farm	Bahia	17,799	17,799	58,171	65,172	61,510	67,671
São José Farm	Maranhão	17,566	17,566	156,798	211,988	168,260	175,293
Arrojadinho Farm	Bahia	-	16,642	-	-	-	84,825
Rio do Meio Farm	Bahia	-	12,288	-	-	-	120,791
Morotí (Paraguay)	Chaco Paraguay	59,490	59,490	188,946	216,018	190,954	191,331
Total		188,374	214,077	1,337,974	1,471,248	1,478,524	1,542,898

¹ Numbers of 06/30/2019 are not changed by the acquisition or sales made in the 2019/2020 harvest. The amounts will be updated after the period closing with a new appraisal, thus the numbers might be materially different, which wouldn't reflect only the change in the asset value, but mainly the change in the total area.

[2] Independent Appraisal made in July 2019 due to the merger of Agrifirma.

During the 2019/2020 harvest year, we concluded the transformation process of 3,200 hectares started last harvest and estimate to transform another 3,000 hectares. We accumulated a total transformed area of 128,600 hectares in 11 years of operation. This represents an average growth of 29% in portfolio transformation, which is the main valuation index of our properties.

Agricultural Operations

AREA

The table below shows the breakdown of the estimated area to be cultivated by farm in the 2019/2020 Harvest. This quarter, we added 12,784 hectares to the production area due to the addition of Parceria VII Farm and to the merger of the Rio do Meio Farm area, which is currently leased. We also made some adjustments in the planted area mix of cultures compared to the initial estimate considering the good sugarcane results and the climate conditions that affected our soybean planting based on the ideal planting period.

Area in Production by Farm 19/20 Harvest (ha) (1)	Ratoon Cane	Plant Cane	Soybean	Corn	Corn 2nd Crop	Pasture	Cotton	Other	Total
Alto Taquari Farm	2,420	215	784		784				4,203
Araucária Farm	2,441		1,356						3,797
Partnership III Farm	5,033	453	300						5,786
São José Farm and Partnership IV Farm	17,135	2,404	4,890	735	500				25,664
Jatobá Farm						4,313		7,619	11,932
Chaparral Farm			9,552			3,085	1,713	4,598	18,948
Preferência Farm						6,344		134	6,478
Partnership II Farm			5,685	1,783					7,468
Partnership V Farm			20,138		16,101				36,239
Arrojadinho Farm ²			2,896						2,896
Rio do Meio Farm ³								8,043	8,043
Partnership VII Farm			2,165	2,576					4,741
Morotí¹ (Paraguay)			6,407	2,333		3,064		3,167	14,971
Total	27,029	3,072	54,173	7,427	17,385	16,806	1,713	23,561	151,166
¹ Forecast for the 2019/2020 harvest, according to the Company's budget.
² Previously referred as Partnership VI, the Farm was acquired through the merger of Agrifirma.
² The Farm was acquired through the merger of Agrifirma.

Area in Production by product (ha)		18/19 Harvest		19/20 Harvest (1)		19/20 Harvest Participation (%)		Change (%)
Grains		66,899		78,985		52.3%		18.1%
Soybean		51,843		54,173		35.8%		4.5%
Corn and Corn 2nd Crop		15,056		24,812		16.4%		64.8%
Sugarcane		31,832		30,101		19.9%		-5.4%
Pasture		17,771		16,806		11.1%		-5.4%
Cotton		1,580		1,713		1.1%		n.a.
Other		16,869		23,561		15.6%		39.7%
Total		134,951		151,166		100.0%		12.0%
¹ Forecast for the 2019/2020 harvest, according to the Company's budget.

Area in Production by Land Ownership (ha)		18/19 Harvest		19/20 Harvest (1)		19/20 Harvest Participation (%)		Change (%)
Own Area		71,134		81,268		53.8%		14.2%
Operated by BrasilAgro		57,014		59,396		39.3%		4.2%
Leased to third parties		14,120		21,872		14.5%		54.9%
Leased area		63,817		69,898		46.2%		9.5%
Total		134,951		151,166		100.0%		12.0%
¹ Forecast for the 2019/2020 harvest, according to the Company's budget.

PRODUCTION

Grains

Production per product (tons)	18/19 Harvest Realized	19/20 Harvest Estimated	Change (%)	19/20 Harvest Forecasted	Change (%)
Soybean	154,474	158,606	2.7%	165,312	4.2%
Corn	15,761	29,826	89.2%	51,245	71.8%
Corn - 2nd Crop	58,377	101,470	73.8%	93,879	-7.5%
Total	228,612	289,902	26.8%	310,436	7.1%

We expect to increase soybean production by 4.2%, corn production by 71.8% and reduce second corn crop production by 7.5% in comparison with the initial estimate disclosed last quarter. The decisions that led to such changes stemmed from the revaluation carried out based on harvest progress and climate conditions. As of the date of this earnings release, we had already begun harvesting soybean and finished planting corn; second corn crop planting is expected to be finished in February.

Cotton

Production (tons)	18/19 Harvest Realized	19/20 Harvest Estimated	Change (%)	19/20 Harvest Forecasted	Change (%)
Cotton	4,875	8,152	67.2%	6,934	-14.9%

We project a loss of 14.9% in cotton production in relation to the initial estimate, as climate conditions in Bahia were unfavorable during the crop growth cycle of the harvest.

Sugarcane

Sugarcane Harvest Year Result	2019 Harvest Estimated (Apr/01 to Nov/30) (A)	2019 Harvest Realized (Apr/01 to Nov/30) (B)	Change B/A (%)	2020 Harvest Estimated (Apr/01 to Nov/30) (C)	Change C/B (%)
Tons harvested	2,164,999	2,171,920	0.3%	2,160,539	-0.5%
Hectares harvested	26,510	26,075	-1.6%	27,442	5.2%
TCH - Harvest tons per hectares	81.67	83.30	2.0%	78.73	-5.5%

Sugarcane Accounting Year Result	2018 (Jul/01 to Dec/31)	2019 (Jul/01 to Dec/31)	Change (%)
Tons harvested	1,329,019	1,568,703	18.0%
Hectares harvested	20,840	18,499	-11.2%
TCH - Harvest tons per hectares	63.77	84.80	33.0%

In December, we finished harvesting sugarcane. We harvested 2.2 million tons of sugarcane, registering a TCH (harvest tons per hectare) of 83.3.

Cattle Raising

Cattle Raising	18/19 Harvest (A)	19/20 Harvest Estimated (B)	19/20 Harvest Realized (Up to Dec/31) (C)	Change C/A (%)	Change C/B (%)
Hectares	13,351	13,721	13,721	2.8%	0.0%
Number of heads	20,865	21,456	20,735	-0.6%	-3.4%
Meat production (kg)	2,803,685	3,048,511	1,069,277	-61.9%	-64.9%
Weight Gain per Day	0.53	0.47	0.40	-24.5%	-14.0%
Weight Gain per hectare	210.00	222.18	77.93	-62.9%	-64.9%

Cattle raising is a transitory activity for the Company, aimed at the transformation of the area. We have 20,700 head of cattle in the Preferência and the Jatobá Farms and in Paraguay, distributed in 13,721 hectares of already active pasture in Brazil and Paraguay. We reduced our beef production estimate in relation to last year, as the increase in beef prices altered the Company’s initial plan to purchase calves.

In addition to the 13,721 hectares estimated for active pasture in 2Q20, the Company has 3,085 hectares of pasture at the Chaparral Farm, which are part of the area opening strategy, because the grasses increase the organic material level in the soil and reduce impacts that could cause lower productivity in new areas.

We estimate a lower weight gain per day for the 2019/2020 harvest due to changes in management strategies in each farm to improve the margin of this activity.

Other

In order to improve the Company’s results, mitigate operating risks and as a real estate strategy, in 6M20, we leased 21,872 hectares to third parties in the state of Bahia and in Paraguay. The areas were leased to local farmers and the contracts have a duration of up to 5 years with a value of up to 18% of production, and the minimum value is 5 soybean bags per hectare.

In addition, we have 1,689 hectares of other crops, such as grasses cover crops and sorghum, in order to increase the organic matter and accelerate the maturation of the soil.

FINANCIAL PERFORMANCE

The consolidated financial statements were prepared and are being presented in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board.

EBITDA and Adjusted EBITDA

EBITDA is presented based on Net Income adjusted for interest, taxes, depreciation and amortization, pursuant to accounting standards.

Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane, grains and cotton planted) and adjusted for the harvest’s derivative results and depreciation expenses, including depreciation of fixed assets of the farms, developed areas and permanent crops.

EBITDA (R$ thousand)	2Q20	2Q19	Change	6M20	6M19	Change
Net Income	20,402	-513	n.a.	60,978	136,124	-55.2%
Interest	10,855	14,563	n.a.	9,620	(4,126)	n.a.
Taxes	11,048	10,813	2.2%	19,697	24,130	-18.4%
Depreciations and amortizations	5,851	8,137	-28.1%	17,823	19,761	-9.8%
EBITDA	48,156	33,000	45.9%	108,118	175,889	-38.5%

Adjusted EBITDA (R$ thousand)	2Q20	2Q19	Change	6M20	6M19	Change
Net Income	20,402	-513	n.a.	60,978	136,124	-55.2%
Interest	10,855	14,563	n.a.	9,620	(4,126)	n.a.
Taxes	11,048	10,813	2.2%	19,697	24,130	-18.4%
Depreciations and Amortizations	5,851	8,137	-28.1%	17,823	19,761	-9.8%
Equity pick-up	23	(17)	n.a.	63	30	110.0%
Other operating income/expenses, net	(9)	19	n.a.	(10)	(19)	-47.4%
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	(27,255)	(18,413)	48.0%	(32,666)	(28,715)	13.8%
Derivatives Results	(7,702)	8,011	n.a.	(4,853)	5,878	n.a.
Adjusted EBITDA	13,213	22,600	-41.5%	70,652	153,063	-53.8%

Operating EBITDA and Adjusted EBITDA

EBITDA (R$ thousand)	2Q20	2Q19	Change	6M20	6M19	Change
Net Income excluding farm sale	16,278	-5,981	n.a.	40,282	29,862	34.9%
Interest	10,855	14,563	n.a.	9,620	(4,126)	n.a.
Taxes	11,910	15,342	-22.4%	19,697	24,130	-18.4%
Depreciations and amortizations	5,851	8,137	-28.1%	17,823	19,761	-9.8%
EBITDA	44,894	32,061	40.0%	87,422	69,627	25.6%

Adjusted EBITDA (R$ thousand)	2Q20	2Q19	Change	6M20	6M19	Change
Net Income excluding farm sale	16,278	-5,981	n.a.	40,282	29,862	34.9%
Interest	10,855	14,563	n.a.	9,620	(4,126)	n.a.
Taxes	11,910	15,342	-22.4%	19,697	24,130	-18.4%
Adjusted Depreciation	5,851	8,137	-28.1%	17,823	19,761	-9.8%
Equity pick-up	23	(17)	n.a.	63	30	110.0%
Other operating income/expenses	(9)	19	n.a.	(10)	(19)	-47.4%
Elimination of the effects of gains on biological assets (grains and sugarcane planted)	(27,255)	(18,413)	48.0%	(32,666)	(28,715)	13.8%
Derivatives Results	(7,702)	8,011	n.a.	(4,853)	5,878	n.a.
Adjusted EBITDA	9,951	21,661	-54.1%	49,956	46,801	6.7%

Income Statement

NET REVENUE FROM SALES

Net Revenue (R$ thousand)	2Q20	2Q19	Change	6M20	6M19	Change
Total	86,921	75,547	15.1%	271,901	317,218	-14.3%
Farms Sale	5,078	6,870	-26.1%	24,052	130,205	-81.5%
Soybean	6,258	13,119	-52.3%	58,224	52,899	10.1%
Corn	14,753	4,960	197.4%	23,612	6,843	245.1%
Cotton	3,333	-	n.a.	8,559	-	n.a.
Sugarcane	48,272	40,999	17.7%	140,208	115,113	21.8%
Cattle Raising	7,499	6,357	18.0%	13,479	8,312	62.2%
Leasing	1,725	3,104	-44.4%	3,764	3,686	2.1%
Others	3	138	n.a.	3	160	n.a.

Net revenue from sales came to R$271.9 million in 6M20, 14.3% down year on year, due to the accounting of a major sale (9,784 hectares) related to the Jatobá Farm in 1Q19, which was partially offset by higher operating revenue arising from said transaction in the comparison between the periods.

SALE OF FARMS

In 6M20, we recorded the sales of parts of the Jatobá Farm and of the Alto Taquari Farm, agricultural properties located in the municipalities of Jaborandi, in the Bahia state, and in Alto Taquari, in the Mato Grosso state, respectively. We sold 1,134 hectares (893 arable hectares) of the Jatobá Farm for the nominal value of R$23.2 million (approximately R$25,961/arable hectare) and 85 hectares (65 arable hectares) of the Alto Taquari Farm for the nominal value of R$5.5 million (approximately R$84,817/arable hectare). In the same period last year, we recorded R$181.6 million (nominal value) related to the sale of 9,687 hectares (7,588 arable hectares) of the Jatobá Farm (BA).

The table below shows the revenue from the sale of property:

Farm Sales (R$ thousand)	6M20	6M19	Change (%)
Nominal Value of Sale	28,163	181,636	-84.5%
Present Value Adjustment	(4,111)	(51,431)	-92.0%
Revenue from Farms Sale	24,052	130,205	-81.5%
Sales Taxes	(878)	(4,753)	-81.5%
Selling Costs	(2,478)	(19,191)	-87.1%
Farm Sale Gain	20,696	106,261	-80.5%

The variation in the amounts announced through a Material Fact and the recorded values from sales indicate the possibility of changes in prices due to differences between the estimated arable hectares and the actual arable hectares recorded in the final measuring. This possibility is remote and is considered as a variable consideration component, as defined in paragraphs 50 and 51 of IFRS 15. Thus, in order to represent the risk of revenue reversal, the Company did not record the 2.3% related to the amount previously announced until the final measuring of the negotiated area.

SALE OF AGRICULTURAL PRODUCTS

Net Revenue (R$ thousand)	2Q20	2Q19	Change	6M20	6M19	Change
Total	81,843	68,677	19.2%	247,849	187,013	32.5%
Soybean	6,258	13,119	-52.3%	58,224	52,899	10.1%
Corn	14,753	4,960	197.4%	23,612	6,843	245.1%
Cotton	3,333	-	n.a.	8,559	-	n.a.
Sugarcane	48,272	40,999	17.7%	140,208	115,113	21.8%
Cattle Raising	7,499	6,357	18.0%	13,479	8,312	62.2%
Leasing	1,725	3,104	-44.4%	3,764	3,686	2.1%
Others	3	138	n.a.	3	160	n.a.

Quantity sold (tons)	2Q20	2Q19	Change	6M20	6M19	Change
Total	497,100	407,675	21.9%	1,562,521	1,292,726	20.9%
Soybean	5,615	13,716	-59.1%	50,934	45,912	10.9%
Corn	38,657	10,993	251.7%	62,768	14,838	323.0%
Cotton	497	-	n.a.	3,182	-	n.a.
Sugarcane	450,843	381,787	18.1%	1,442,980	1,230,381	17.3%
Cattle Raising	1,410	1,166	20.9%	2,527	1,582	59.7%
Others	78	13	500.0%	130	13	n.a.

Soybean revenue increased by R$5.3 million in 6M20 compared to the same period last year, from R$52.9 million, related the sale of 45,900 tons at R$1,152.18 per ton, to R$58.2 million, related the sale of 50,900 tons at R$1,143.13 per ton. The increase in soybean revenue in 6M20 from 6M19 reflects the higher volume sold.

Corn revenue in 6M20 increased by R$16.8 million compared to the same period of the previous year, from R$6.8 million from the sale of 14,800 tons at R$461.18 per ton, to R$23.6 million, from the sale of 62,800 tons at R$376.18 per ton. The increase in corn revenue in 6M20 from 6M19 reflects the higher volume sold. On the other hand, the incorporation of Parceria V in Mato Grosso negatively impacted revenue per ton, as the price practiced in this region is lower, considering the distance for production flow.

Sugarcane revenue in 6M20 increased by R$25.1 million compared to the same period of the previous year, from R$115.1 million from the sale of 1.2 million tons at R$93.56 per ton, to R$140.2 million from the sale of 1.4 million tons at R$97.17 per ton of sugarcane. The increase in per-ton sugarcane price was due to the higher price of the TRS (total recoverable sugar) of sugarcane sold. In the same period, there was also an increase in the price of the TRS per ton of sugarcane harvested, which went from 0.647 R$/kg in 6M19 to 0.663 R$/kg in 6M20.

Cattle-raising revenue in 6M20 increased by R$5.2 million compared to the same period of the previous year, from R$8.3 million from the sale of 4,186 head of cattle at R$5.31 per kilo, to R$13.5 million, which refers to the sale of 6,320 cattle to R$5.34 per kilo.

Leasing revenue reached R$3.8 million in 6M20 and refers to third-party leases of farms. The contracts have a duration of up to 5 years with a value of up to 18% of production, and the minimum value is 5 soybean bags per hectare.

GAINS OR LOSSES OF AGRICULTURAL PRODUCTS AND BIOLOGICAL ASSETS

Biological Assets and Agricultural Products (R$ thousand)	Soybean 19/20	Corn (crop)¹	Corn (2nd crop) 18/19	Cotton 18/19	Sugarcane	Cattle Raising	Others	Gain / Loss 12/31/19
Gains and losses in agricultural products	456	57	1,154	(2,115)	49,669	(963)	(481)	47,777
Gains and losses in biological assets	13,529	218	(1,217)	(783)	20,919	-	-	32,666
Change in fair value of biological assets and agricultural products	13,985	275	(63)	(2,898)	70,588	(963)	(481)	80,443
¹18/19 Harvest (agricultural products) and 19/20 Harvest (biological assets)

Gains or losses of agricultural products

Gains or losses from the variation in the fair value of agricultural products are determined by the difference between their harvested volume at market value (net of selling expenses and taxes) and the production costs incurred (direct and indirect costs, leasing and depreciation).

Harvested agricultural products are measured at their value at the time of harvest considering the market price of the area of each farm.

Agricultural Products	Soybean 19/20	Corn (crop) 18/19	Corn (2nd crop) 18/19	Cotton 18/19	Sugarcane	Cattle Raising	Others	Gain / Loss 12/31/19
Area (hectares)	-	1,095	7,670	976	18,499	13,721	-	41,961
Production (Tons or Meat Kgs)	-	-	33,681	3,418	1,568,704	1,069,277	-	2,675,080
Yield (Ton./ha) (Kg/Head)	-	-	-	-	-	20,735	-	20,735
Livestock - head of cattle	-	-	4.39	3.50	84.80	51.57	-	63.75
Production fair value (R$ thousand)	255	2,114	9,833	7,982	154,999	8,297	222	183,702
Production Cost (R$ thousand)	201	(2,057)	(8,679)	(10,097)	(105,330)	(9,260)	(703)	(135,925)
Gain and losses in agricultural products (R$ thousand)	456	57	1,154	(2,115)	49,669	(963)	(481)	47,777

The table below shows the results of the sugarcane harvest in the fiscal year, including gains (losses) in the value of agricultural products:

Period ended June 30, 2019	2018 Harvest (Jul to Dec/2018)	2019 Harvest (Jan to Jun/2019)	Total
Net Revenue	115,113	45,363	160,476
Cost of sales	(97,475)	(44,828)	(142,303)
Gain (loss) of agricultural products	16,497	11,161	27,658
Total	34,135	11,696	45,831
Produced Tons	1,329,019	603,216	1,932,235

Period ended December 31, 2019		2019 Harvest (Jul to Dec/2019)	Total
Net Revenue		140,208	140,208
Cost of sales		(131,812)	(131,812)
Gain (loss) of agricultural products		49,669	49,669
Total		58,065	58,065
Produced Tons		1,568,704	1,568,704

Sugarcane Harvest Year	2018 Harvest (Jan to Dec/2018)	2019 Harvest (Jan to Dec/2019)	Change
Net Revenue	141,445	185,571	31.2%
Cost of sales	(133,725)	(176,640)	32.1%
Gain (loss) of agricultural products	27,443	60,830	121.7%
Total	35,163	69,761	98.4%
Produced Tons	1,763,193	2,171,920	23.2%

We ended the sugarcane harvest in December 2019 with a volume of 23.2% and net revenue of 31.2%, both superior to the previous harvest. This good result was due to the higher prices of TRS (total recoverable sugar) and Consecana.

Loss from cattle raising corresponded to R$963 thousand, with a production of 1,069.3 tons of meat, 7.3% lower compared to the same period last year. It is worth mentioning that the first four months of each harvest have a historically lower record of weight gain, due to rainfall patterns and supply of pastures.

Cattle Raising	6M20	6M19	Change
Net Revenue	13,479	8,312	62.2%
Cost of sales	(13,436)	(8,310)	61.7%
Gain (loss) of agricultural products	(963)	(413)	133.2%
Total	(920)	(411)	n.a.
Produced Kgs	1,069,277	1,153,451	-7.3%

Gains or losses of biological assets

Biological Assets	Soybean 19/20¹	Corn (crop) 19/20	Corn (2nd crop) 18/19	Cotton 18/19	Sugarcane	Gain / Loss 12/31/19
Area (hectares)	15,191	-	-	-	26,784	41,975
Production (Tons)	52,907	-	-	-	2,160,539	2,213,446
Yield (Ton./ha)	3.48	-	-	-	80.67	52.73
Biological Assets (R$ thousand)	13,529	218	(1,217)	(783)	20,919	32,666
¹In the 6M20 it accounts for 30% of the total harvest forecast

Biological assets correspond to agricultural products in formation (not yet harvested) measured at fair value. This value includes net present cash flow, considering the best estimates in relation to productivity, sales prices, selling expenses, direct and indirect costs and leasing.

The biological assets corresponding to ratoons of sugarcane represent the total area to be harvested from April 1 to November 30, 2020.

IMPAIRMENT, NET

A provision to adjust inventories at the net realized value of agricultural products is recorded when the value recorded in inventory is higher than the realization value. The realization value is the estimated sales price during the normal course of business less estimated selling expenses.

On December 31, 2019, the amount recognized corresponds to a loss of R$482,000.

PRODUCTION COST

18/19 Harvest (%)	Soybean	Corn	Corn 2nd Crop	Cotton	Sugarcane	Cattle Raising
Variable costs	72%	74%	100%	86%	69%	35%
Seeds	9%	17%	22%	7%	0%	0%
Fertilizers	22%	27%	28%	16%	8%	0%
Defensives	20%	12%	16%	31%	7%	0%
Agricultural services	17%	14%	34%	32%	45%	0%
Fuels and Lubricants	3%	3%	0%	0%	8%	0%
Maintenance of machines and instruments	0%	0%	0%	0%	0%	5%
Animal Feed	0%	0%	0%	0%	0%	26%
Others	1%	1%	0%	0%	0%	4%
Fixed costs	28%	26%	0%	14%	31%	65%
Labor	8%	10%	0%	3%	6%	31%
Depreciation and amortization	2%	7%	0%	3%	9%	14%
Leasing	14%	7%	0%	8%	7%	0%
Others	4%	2%	0%	0%	10%	19%

(R$ / ha)	18/19 Harvest	19/20 Harvest Estimated	Change %
Soybean(1)	2,747	2,950	7.4%
Corn(1)	2,578	2,366	-8.2%
Corn 2nd Crop	1,357	1,585	16.8%
Cotton	8,286	8,877	7.1%
Sugarcane	5,307	5,726	7.9%

COST OF GOODS SOLD

(R$ thousand)	2Q20	2Q19	Change	6M20	6M19	Change
Cost of Goods Sold	(61,267)	(52,507)	16.7%	(188,494)	(131,379)	43.5%
Soybean	(12,774)	(8,587)	48.8%	(59,899)	(30,474)	96.6%
Corn	(12,052)	(4,638)	159.9%	(19,701)	(6,270)	214.2%
Cotton	(3,433)	-	n.a.	(9,752)	-	n.a.
Sugarcane	(25,087)	(32,135)	-21.9%	(84,660)	(85,366)	-0.8%
Cattle Raising	(7,233)	(6,221)	16.3%	(13,436)	(8,310)	61.7%
Leasing	(505)	(755)	-33.1%	(856)	(755)	13.4%
Others	(183)	(171)	7.0%	(190)	(204)	-6.9%

(R$ thousand)	2Q20	2Q19	Change	6M20	6M19	Change
Realization of the Fair Value of Biological Assets	(12,318)	(2,140)	475.6%	(43,898)	(28,337)	54.9%
Soybean	3,688	(5,943)	n.a.	3,704	(18,533)	n.a.
Corn	(864)	484	n.a.	(1,846)	428	n.a.
Cotton	618	-	n.a.	998	-	n.a.
Sugarcane	(15,864)	3,319	n.a.	(47,152)	(10,238)	360.6%
Others	104	-	n.a.	398	6	n.a.

(R$ thousand)	2Q20	2Q19	Change	6M20	6M19	Change
Total Cost of Goods Sold	(73,585)	(54,647)	34.7%	(232,392)	(159,716)	45.5%
Soybean	(9,086)	(14,530)	-37.5%	(56,195)	(49,007)	14.7%
Corn	(12,916)	(4,154)	210.9%	(21,547)	(5,842)	268.8%
Cotton	(2,815)	-	n.a.	(8,754)	-	n.a.
Sugarcane	(40,951)	(28,816)	42.1%	(131,812)	(95,604)	37.9%
Cattle Raising	(7,233)	(6,221)	16.3%	(13,436)	(8,310)	61.7%
Leasing	(505)	(755)	-33.1%	(856)	(755)	13.4%
Others	(79)	(171)	-53.8%	208	(198)	n.a.

Due to adjustments to the fair value of agricultural products, period changes in costs are directly linked to the market price of commodities at the time of harvest for the calculation of Total COGS. The comments on each crop below exclude the effect of biological assets appropriated at cost.

Soybean COGS increased by R$29.4 million in 6M20 compared to the previous year, from R$30.5 million, from the sale of 45,900 tons at R$663.75 per ton, to R$59.9 million, from the sale of 50,900 tons at R$1,176.01 per ton. The increase in cost was due to the increase in volume sold, the variation in fertilizer prices, impacted by freight and exchange rates and the drop in the average productivity per hectare, impacted by the farm sales, which decreases the production in mature land in the harvest.

Corn COGS increased by R$13.4 million in 6M20 compared to the previous year, from R$6.3 million, from the sale of 14,800 tons at R$422.56 per ton, to
R$19.7 million, from the sale of 62,800 tons at R$313,87 per ton. The lower cost was due to the higher volume sold and the consequent dilution of fixed cost.

Sugarcane COGS decreased by R$700 million in 6M20 versus the previous year, from R$85.4 million, from the sale of 1.2 million tons at R$69,38 per ton, to
R$84.7 million, from the sale of 1,4 million tons at R$58.67 per ton of sugarcane. The decrease in cost per ton is mainly due to improved productivity at the São José Farm, which resulted in greater dilution of cost.

Cattle-raising COGS increased R$5.1 million in 6M20 compared to the previous year, from R$8.3 million from the sale cost of 4,186 head of cattle at R$2.0 thousand per head to R$13.4 million from the sale cost of 6,320 head of cattle at R$2.1 thousand per head.

SELLING EXPENSES

(R$ thousand)	2Q20	2Q19	Change	6M20	6M19	Change
Selling expenses	(1,524)	(1,733)	-12.1%	(5,397)	(2,908)	85.6%
Freight	889	(299)	n.a.	(471)	(580)	-18.8%
Storage and Processing	(2,472)	(304)	713.2%	(4,961)	(750)	561.5%
Fees	-	(35)	-100.0%	-	(35)	-100.0%
Others	59	(1,095)	n.a.	35	(1,543)	n.a.

In 6M20, we recorded R$5.4 million in selling expenses, an increase of R$2.5 million compared to 6M19, mainly due to the higher volume sold and higher storage expenses in Mato Grosso, after the start of operations at the Parceria V Farm.

GENERAL AND ADMINISTRATIVE EXPENSES

(R$ thousand)	2Q20	2Q19	Change	6M20	6M19	Change
General and administrative expenses	(9,821)	(6,768)	45.1%	(19,007)	(17,084)	11.3%
Depreciations and amortizations	(328)	104	n.a.	(652)	(276)	136.2%
Personnel expenses	(7,295)	(4,526)	61.2%	(13,313)	(11,498)	15.8%
Expenses with services providers	(930)	(899)	3.4%	(2,028)	(2,026)	0.1%
Leases and Rents	(81)	(242)	-66.5%	(170)	(418)	-59.3%
Taxes	(112)	(101)	10.9%	(979)	(1,062)	-7.8%
Travel expenses	(165)	(242)	-31.8%	(340)	(393)	-13.5%
Software expenses	(337)	(258)	30.6%	(613)	(409)	49.9%
Other expenses	(573)	(604)	-5.1%	(912)	(1,002)	-9.0%

In 6M20, general and administrative expenses rose by 11.3% over the same period in the previous year, from R$17.1 million to R$19.0 million. Higher depreciation and lower lease and rental expenses reflect the lease reclassifications made based on IFRS 16. The increase in personnel expenses is due to the payment of taxes of the Long-Term Stock Option Incentive Plan approved by the Company in 2017.

Other expenses include costs regarding telephony services, building maintenance, registry, insurances, shares listing and others.

OTHER OPERATING INCOME / EXPENSES

(R$ thousand)	2Q20	2Q19	Change	6M20	6M19	Change
Other operating income/expenses	(786)	(217)	262.2%	(340)	(517)	-34.2%
Gain/Loss on sale of fixed assets	(577)	99	n.a.	8	(31)	n.a.
Provisions for lawsuits	(214)	173	n.a.	(126)	204	n.a.
Others	5	(489)	n.a.	(222)	(690)	-67.8%

FINANCIAL RESULT

(R$ thousand)	2Q20	2Q19	Change	6M20	6M19	Change
Total	(10,855)	(14,563)	-25.5%	(9,620)	4,126	n.a.
Interest (i)	(3,793)	(4,490)	-15.5%	(8,516)	(9,220)	-7.6%
Exchange vartiation (ii)	(966)	1,139	n.a.	449	208	115.9%
Present value adjustment (iii)	(11,629)	(22,011)	-47.2%	(5,870)	1,958	n.a.
Results with derivatives (iv)	4,763	9,715	-51.0%	2,020	8,494	-76.2%
Other financial income / expenses (v)	770	1,084	-29.0%	2,297	2,686	-14.5%

The consolidated financial result is composed of: (i) interest on financing; (ii) exchange variation on the offshore account; (iii) the present value of the Araucária, the Alto Taquari and the Jatobá Farms’ sales receivables, fixed in soybean bags, and the leasing of sugarcane areas; (iv) the result from hedge operations; and (v) bank fees and expenses and income from cash investments and cash equivalents.

The restatement of fair value, in the amount of R$5.9 million in 6M20, shows the variation in the amount to be received due to the sales of the Araucária, the Jatobá and the Alto Taquari Farms, denominated in soybean bags, and the variation of Consecana’s price in the lease of the Parceria IV Farm.

The derivatives result reflects the commodities hedge operations result and the impact of the exchange variation on cash, which was partially dollarized in order to maintain purchasing power in regard to inputs, investments and new acquisitions, which have a positive correlation with the U.S. currency. In 6M20, the result of derivative transactions was a negative R$2.0 million, R$1.2 million of which are related to currency operations and R$3.2 million are related to operations with commodities. In 6M19, derivative operations totaled R$8.5 million, R$5.6 million of which related to currency operations and R$2.9 million to operations with commodities.

The decrease in other financial income/expenses is chiefly due to the SELIC rate reduction. The Company’s cash position went from an average cash flow of R$93.6 million in 6M19 to R$104.2 million in 6M20.

DERIVATIVE OPERATIONS

Our risk policy primarily aims to hedge the Company’s cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs. Therefore, we monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the Company, usually expressed in U.S. dollars; b) the base premium, i.e. the difference between the international and domestic commodity price; c) exchange rates; and d) the prices of the main components such as freight, fertilizers and chemicals, which can substantially impact costs.

The points analyzed when deciding on the price and margin hedging strategy and tools are listed below:

•       Estimated gross margin based on the current price environment.

•       Standard deviation from the estimated gross margin for different pricing strategy scenarios.

•       Analysis of the estimated gross margin in stress scenarios for different hedge strategies.

•       Comparison between current estimates and the Company’s budget.

•       Comparison of the estimated gross margin and the historical average.

•       Market expectations and trends.

•       Tax aspects.

HEDGE POSITION ON JANUARY 27, 2020

Harvest	Soybean			FX
	Volume	% of hedge(1)	Price (USD/bu)	Volume (thousand)	% of hedge(2)	BRL/USD
19/20	122,621 ton	89.39%	9.59	USD 48,486	100.77%	4.12
(1) % of the volume of soybean locked in tons.
(2) % of estimated revenue in USD.

Balance Sheet

NET ASSET VALUE – NAV

(R$ mil)	12/31/2019
	Book	NAV
BrasilAgro's Equity	942,966	942,966
Properties appraisal¹		1,372,233
(-) Balance Sheet - Land Value (Investment Properties)		(559,674)
NAV - Net Asset Value	942,966	1,755,525
Shares	56,889	56,889
NAV per share	16.58	30.86
(1) 2019 Internal Appraisal, net of taxes

CASH AND CASH EQUIVALENTS

Cash and Cash equivalents / Marketable Securities	12/31/2019	06/30/2019	Change
Cash and Cash equivalents	89,609	106,627	-16.0%
Cash and Banks	21,932	25,614	-14.4%
Repurchase agreements	-	12,632	-100.0%
Bank deposit certificates	67,677	46,262	46.3%
Finance Lease bills	-	22,119	-100.0%
Marketable securities	3,929	4,038	-2.7%
Bank deposit certificates	3,929	3,983	-1.4%
Treasury financial bills	-	55	n.a.
Restricted Marketable securities	9,317	9,114	2.2%
Banco do Nordeste (loan guarantees)	9,317	9,114	2.2%
Total	102,855	119,779	-14.1%

CLIENTS

(R$ mil)	12/31/2019	06/30/2019	Change
Sugarcane Sales	48,475	27,623	75.5%
Grains Sales	12,057	36,546	-67.0%
Cattle Raising Sales	1,199	1,210	-0.9%
Leases and Rents	3,355	6,954	-51.8%
Machinery Sales	312	121	157.9%
Farm Sales	48,741	41,351	17.9%
	114,139	113,805	0.3%

Provision for doubtful accounts	(1,074)	(1,159)	-7.3%

Current total	113,065	112,646	0.4%

Farm Sales	179,319	180,597	-0.7%

Non-current total	179,319	180,597	-0.7%

INVENTORIES

(R$ thousand)	12/31/2019	06/30/2019	Change
Soybean	3,158	54,581	-94.2%
Corn	2,650	11,116	-76.2%
Cotton	4,303	4,349	-1.1%
Livestock	38,008	37,122	2.4%
Other crops	312	255	22.4%
Agricultural Products	48,431	107,423	-54.9%
Supplies	32,000	26,767	19.6%
Total	80,431	134,190	-40.1%

The Company ended 6M20 with an inventory of 3,100 tons of soybean, 7,000 tons of corn, 1,700 tons of cotton and 20,700 head of cattle. At the end of 6M19, the Company’s inventory was 1,100 tons of soybean, 1,700 tons of corn and 21,900 head of cattle.

Cattle biological assets are measured at fair value and controlled in accordance with two methodologies: 12 to 15-month calves and steers (heifers) are controlled and valued by head, while older animals are controlled by weight.

Inventories - Cattle Raising	Total Heads	Value (R$ thousand)
In June 30, 2019	20,865	37,122
Aquisition, Birth | Aquisition Expenses	6,360	5,831
Handling Expenses	-	9,557
Sales	(6,320)	(14,041)
Deaths	(170)	(259)
Exchange variation	-	761
Fair value variation	-	(963)
In December 31, 2019	20,735	38,008

INDEBTEDNESS

(R$ thousand)	Expiration	Annual Interest Tax - %	12/31/2019	06/30/2019	Change
Short term
Financing for Agricultural Funding	Dec-20	Pre 6.14 to 7.00	11,195	38,588	-71.0%
Financing for Agricultural Funding (Guarani)	Nov-19	Pre 7.22 to 8.25	17,358	18,364	-5.5%
Financing of Projeto Bahia	Dec-20	Pre 3.50 to 9.00	4,656	6,243	-25.4%
Machinery and Equipment Financing	Dec-20	TJLP + 3.73 Pre 8.50 to 10.50	1,458	1,431	1.9%
Sugarcane Financing	Dec-20	TJLP + 2.70 to 3.80 Pre 6.14 to 10.00	35,262	1,401	n.a.
Debentures	Dec-20	106.50 and 110.00 of CDI rate	43,293	10,581	309.2%
			113,222	76,608	47.8%
Long term
Financing of Agricultural Costs	Aug-24	Pre 7.64	12,052	-	n.a.
Financing of Projeto Bahia	Aug-23	Pre 3.50 to 9.00	18,336	22,291	-17.7%
Machinery and Equipment Financing	Jun-24	TJLP + 3.73 Pre 8.50 to 10.50	3,630	4,111	-11.7%
Sugarcane Financing	Sep-26	TJLP + 2.70 to 3.80 Pre 6.14 to 10.00	33,061	42,081	-21.4%
Debentures	Jul-23	106.50 and 110.00 of CDI rate	101,049	140,762	-28.2%
			168,128	209,245	-19.7%
Total			281,350	285,853	-1.6%

On December 31, 2019 and June 30, 2019, the balance of loans and financing was R$281.4 million and R$285.9 million, respectively. The payment of interest and principal totaled R$53.6 million in 6M20.

During the period, R$39.9 million were also disbursed to finance the cost of sugarcane, soybean, corn and cotton operations.

The average cost of debt is 5.6% p.a., with an average maturity of 2 years.

FINANCE LEASES - IFRS 16

With the adoption of IFRS 16, the Company opted for the modified retrospective method, considering the value of the right of use of the asset measured at the amount equivalent to the lease liability, calculated at present value based on the lessee’s incremental borrowing rate on the transition date, classified as financial leases.

Therefore, the value of the right of use of the asset and its equivalent value in the lease liability are now calculated at present value. Asset values, after being marked to market, will be monthly recognized in the cost of production account, according to the respective fraction of each contract and also updated by the variation of the soybean or sugarcane bag in Reais.

Currently, the Company’s main contracts subject to IFRS 16 refer to agricultural partnership and land lease operations, in addition to other less relevant contracts related to vehicle, property and machinery leases.

Liabilities will be recognized whenever there is an effective lease payment, in addition to periodic updating by the variation of the soybean or sugarcane bag and adjustment to present value. The impacts of the adjustment to present value will be recognized in the Financial Result.

For more information, please see Notes 14 and 27 in the Quarterly Information.

(R$ thousand)	Nature		12/31/2019		06/30/2019		Change
Short Term
Sugarcane Finance Leasing	Partnership III		290		254		14.2%
Operating Leases	-		28,927		21,133		36.9%
			29,217		21,387		36.6%
Long Term
Sugarcane Finance Leasing	Partnership IV		35,089		20,943		67.5%
Operating Leases	-		112,653		-		n.a.
			147,742		20,943		n.a.
Total			176,959		42,330		318.0%

(R$ thousand)	06/30/2019	IFRS 16 Initial Adoption	Exchange Variation	Updates	Payment	New contracts	12/31/2019	Change
Sugarcane Finance Leasing - Partenership III	254	-	-	36	-	-	290	-12.4%
Sugarcane Finance Leasing - Partenership IV	20,943	-	-	14,146	-	-	35,089	-40.3%
Operating Leases	21,133	92,794	21	6,506	(7,840)	28,966	141,580	-85.1%
Total	42,330	92,794	21	20,688	(7,840)	28,966	176,959	-76.1%

PROPERTIES FOR INVESTMENT

The fundamental pillars of the Company’s business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently transforming the assets and carrying out profitable agricultural activities on them.

Once we acquire our rural properties, we begin to implement high-value added crops and transform these rural properties by investing in infrastructure and technology. In line with our strategy, when we deem a rural property has reached its optimal return, we sell it to capture the capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are recognized under “Non-Current Assets".

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and the clearing of new areas, less accrued depreciation, in accordance with the same criteria detailed for fixed assets.

(R$ thousand)	Acquisition value	Buildings and improvements	Area Opening	Construction in progress	Investment Properties
Initial Balance	410,561	39,658	78,832	19,666	548,717
In June 30, 2019
Acquisitions	2	96	393	7,846	8,337
Reductions	(1,988)	(5)	(487)	-	(2,480)
(-) Depreciation/ Amortization	-	(823)	(3,554)	-	(4,377)
Cumulative Translation Adjustment	6,898	507	1,712	360	9,477
In December 31, 2019	415,473	39,433	76,896	27,872	559,674

DEPRECIATION – AREA OPENING

(R$ thousand)	2Q20	2Q19	Change	6M20	6M19	Change
Maintenance	(347)	1,513	n.a.	(843)	(947)	-11.0%
Opening¹	(1,493)	2,793	n.a.	(2,710)	(1,216)	122.9%
Total	(1,840)	4,306	n.a.	(3,553)	(2,163)	64.3%
(1) During the 2018/2019 haverst year the opening depreciation rate was adjusted

CAPEX – PROPERTY, PLANT AND EQUIPMENT

(R$ thousand)	Buildings and improvements	Equipments and facilities	Machinery	Furniture and untensils	Construction in progress	Sugarcane	Property, Plant and Equipment
Initial Balance	111	13,774	11,022	1,044	-	81,901	107,852
In June 30, 2019
Acquisitions	-	846	2,092	68	55	6,816	9,877
Reductions	-	(15)	(890)	(10)	-	-	(915)
Transfers	(56)	215	-	-	(55)	(104)	-
(-) Depreciation/ Amortization	(25)	(910)	(3,701)	(87)	-	(10,623)	(15,346)
Cumulative Translation Adjustment	-	2	86	10	-	-	98
In December 31, 2019	30	13,912	8,609	1,025	-	77,990	101,566

CAPITAL MARKETS

The Company was the first agricultural production company to list its shares on the Novo Mercado segment of B3 (São Paulo Stock Exchange) and was also the first Brazilian agribusiness company to list its ADRs (American Depositary Receipts) on the NYSE (New York Stock Exchange).

Share Performance

On February 3, 2020, BrasilAgro’s shares (AGRO3) were traded at R$19.64, resulting in a market cap of R$1,1 billion, while its ADRs (LND) were traded at US$4.61.

HIGHLIGHTS - AGRO3	6M20	6M19
Average Daily Trade Volume (R$)	1,056,415	779,657
Maximun (R$ per share)	19.46	15.17
Mininum (R$ per share)	15.22	12.09
Average (R$ per share)	16.67	13.21
Closing Quote (R$ per share)	19.02	14.80
Variation in the period (%)	20.09%	22.04%

WEIGHTS AND MEASURES USED IN AGRICULTURE

Weights and Measures used in Agriculture
1 ton	1,000 kg
1 Kilo	2.20462 pounds
1 pound	0.45359 kg
1 acre	0.1840 bushel
1 hectare (ha)	2.47105 acres
1 hectare (ha)	10,000 m2
1 bushel	5.4363 acres

Soybean
1 bushel of soybean	60 pounds	27.2155 kg
1 bags of soybean	60 kg	2.20462 bushels
1 bushel/acre	67.25 kg/ha
1.00 US$/bushel	2.3621 US$/bag

Corn
1 bushel of corn	56 pounds	25.4012 kg
1 bags of corn	60 kg	2.36210 bushels
1 bushel/acre	62.77 kg/ha
1.00 US$/bushel	2.3621 US$/bag

Cattle
1 arroba	~66.2 pounds	30 Kg
1 net arroba (excluding carcass)	~33.1 pounds	15 Kg

INCOME STATEMENT

(R$ thousand)	2Q20	2Q19	Change	6M20	6M19	Change
Revenues from Farm Sales	5,078	6,870	-26%	24,052	130,205	-82%
Revenues from grains	21,399	18,910	13%	83,143	61,479	35%
Revenues from cotton	3,335	-	n.a.	8,595	-	n.a.
Revenues from sugarcane	48,271	42,049	15%	140,208	117,736	19%
Revenues from cattle raising	7,525	6,458	17%	13,788	8,458	63%
Revenues from leasing	1,992	2,499	-20%	4,595	4,065	13%
Other revenues	106	212	-50%	243	283	-14%
Deductions from gross revenue	(784)	(1,453)	-46%	(2,722)	(5,009)	-46%
Net Sales Revenue	86,922	75,545	15%	271,902	317,217	-14%
Change in fair value of biological assets and agricultural products	42,227	14,354	194%	80,445	43,396	85%
Impairment	863	(287)	n.a.	(482)	(287)	68%
Net Revenue	130,012	89,612	45%	351,865	360,326	-2%
Cost of Farm Sale	(954)	(1,403)	-32%	(3,356)	(23,944)	-86%
Cost of agricultural products sale	(73,584)	(54,647)	35%	(232,392)	(159,716)	46%
Gross Profit	55,474	33,562	65%	116,117	176,666	-34%
Selling Expenses	(2,538)	(1,734)	46%	(6,411)	(2,908)	120%
General and Administrative Expenses	(9,822)	(6,765)	45%	(19,008)	(17,083)	11%
Depreciation and Amortization	(328)	104	n.a.	(652)	(276)	136%
Personnel expenses	(7,295)	(4,526)	61%	(13,313)	(11,498)	16%
Expenses with services providers	(930)	(899)	3%	(2,028)	(2,026)	0%
Leases and Rents	(81)	(242)	-67%	(170)	(418)	-59%
Others expenses	(1,188)	(1,202)	-1%	(2,845)	(2,865)	-1%
Other operating income/expenses, net	(786)	(217)	262%	(340)	(517)	-34%
Equity pick up	(23)	17	n.a.	(63)	(30)	110%
Financial result	(10,855)	(14,563)	-25%	(9,620)	4,126	n.a.
Financial income	55,015	68,479	-20%	126,620	203,510	-38%
Interest on Financial Investments	1,283	1,693	-24%	3,040	3,752	-19%
Interest on assets	322	128	152%	478	239	100%
Foreign exchange variations	652	11,391	-94%	3,447	12,656	-73%
Unwind of present value adjustment	17,854	38,026	-53%	58,463	113,459	-48%
Realized results with derivatives	2,974	23,737	-87%	7,786	37,158	-79%
Unrealized results with derivatives	31,930	(6,496)	n.a.	53,406	36,246	47%
Financial expenses	(65,870)	(83,042)	-21%	(136,240)	(199,384)	-32%
Interest expenses	(436)	(83)	425%	(519)	(181)	187%
Bank charges	(77)	(526)	-85%	(224)	(885)	-75%
Interest on liabilities	(4,115)	(4,618)	-11%	(8,994)	(9,459)	-5%
Monetary variations	-	-	n.a.	-	-	n.a.
Foreign exchange variations	(1,618)	(10,252)	-84%	(2,998)	(12,448)	-76%
Unwind of present value adjustment	(29,483)	(60,037)	-51%	(64,333)	(111,501)	-42%
Realized results with derivatives	(5,913)	(6,009)	-2%	(10,619)	(22,785)	-53%
Unrealized results with derivatives	(24,228)	(1,517)	n.a.	(48,553)	(42,125)	15%
Profit (loss) before income and social contribution taxes	31,450	10,300	205%	80,675	160,254	-50%
Income and social contribution taxes	(11,048)	(10,813)	2%	(19,697)	(24,130)	-18%
Profit (loss) for the period	20,402	(513)	n.a.	60,978	136,124	-55%
Outstanding shares at the end of the period	-	-	n.a.	56,888,916	56,888,916	n.a.
Basic earnings (loss) per share - R$	0.36	-0.01	n.a.	1.07	2.39	-55%

BALANCE SHEET – ASSETS

Assets (R$ thousand)	12/31/2019	06/30/2019	Change
Current assets
Cash and Cash equivalents	89,609	106,627	-16%
Marketable securities	3,929	4,038	-3%
Derivative financial instruments	7,429	5,906	26%
Trade accounts receivable	137,088	125,320	9%
Inventories	42,423	97,068	-56%
Biologial assets	196,614	99,881	97%
Transactions with related parties	2,063	1,987	4%
	479,155	440,827	8.7%

Non-current assets
Biological assets	22,856	23,235	-2%
Marketable securities	9,317	9,114	2%
Derivative financial instruments	868	1,013	-14%
Diferred taxes	14,273	20,510	-30%
Accounts receivable and other credits	205,514	203,533	1%
Investment properties	559,674	548,717	2%
Investments	5,385	1,256	n.a.
Property, plant and equipment	101,566	107,852	-6%
Intangible assets	1,553	1,557	0%
Using rights of Leasings	114,930	-	n.a.
	1,035,936	916,787	13.0%

Total assets	1,515,091	1,357,614	11.6%

BALANCE SHEET – LIABILITIES

Liabilities (R$ thousand)	12/31/2019	06/30/2019	Change
Current liabilities
Trade accounts payable and other obligations	63,457	98,070	-35%
Loans and financing	113,222	76,608	48%
Labor obligations	11,820	17,093	-31%
Derivative financial instruments	8,364	11,055	-24%
Transactions with related parties	1,975	2,405	-18%
Financial Leasings	29,217	21,387	37%
	228,055	226,618	0.6%

Non-current liabilities
Trade accounts payable and other obligations	19,720	19,451	1%
Loans and financing	168,128	209,245	-20%
Diferred taxes	7,530	-	n.a.
Financial Leasings	147,742	20,943	605%
Provision for legal claims	950	824	15%
	344,070	250,463	37.4%

Total liabilities	572,125	477,081	19.9%

Equity
Share Capital	584,224	584,224	n.a.
Capital reserves	1,572	3,645	-57%
Treasury shares	(33,517)	(35,208)	-5%
Profits reserves	281,052	281,052	0%
Proposed additional dividends	-	7,944	n.a.
Comprehensive Income	48,657	38,876	25%
Accumulated profit	60,978	-	n.a.
Total equity	942,966	880,533	7.1%

Total liabilities and equity	1,515,091	1,357,614	11.6%

CASH FLOW

	6M20	6M19	Change
CASH FLOW OF OPERATING ACTIVITIES
Profit (loss) for the period	60,978	136,124	-55%
Adjustments to reconcile net income
Depreciation and amortization	17,823	19,761	-10%
Farm Sales Gain	(20,696)	(106,261)	-81%
Residual value of fixed assets	424	308	38%
Written-off in investment properties	492	10,652	-95%
Equity Pickup	63	30	110%
Gain unrealized results with derivatives	(4,853)	5,879	n.a.
Exchange rate, monetary and financial charges	5,546	5,441	2%
Adjustment to present value for receivables from sale of farms, machinery and financial leasings	5,870	(1,958)	n.a.
Share based Incentive Plan (ILPA)	3,529	901	292%
Income and social contribution taxes	13,767	17,012	-19%
Fair value of biological assets and agricultural products and depletion of harvest	(80,445)	(43,396)	85%
Provision (Reversal) of impairment of agricultural products after harvest	482	287	68%
Allowance for doubtful accounts	30	1,244	-98%
Provisions for lawsuits	126	(204)	n.a.
	3,136	45,820	-93%
Changes in the Short Term Operating Capital
Trade accounts receivable	19,914	(1,183)	n.a.
Inventories	54,427	18,988	187%
Biological Assets	(2,587)	(57,414)	-95%
Recoverable Taxes	(2,636)	(2,011)	31%
Derivative Transactions	1,506	8,980	-83%
Other assets	(11,475)	(6,195)	85%
Suppliers	8,826	827	967%
Related parties	(571)	(45)	1169%
Taxes payable	(873)	(4,091)	-79%
Income tax and social contribution	(455)	6,284	n.a.
Labor obligations	(9,204)	(8,347)	10%
Advance from customers	(2,479)	(441)	462%
Operating Leases	5,960	6,761	-12%
Other obligations	(34)	(485)	-93%
Net Cash generated by (used in) operating activities	63,455	7,448	752%
CASH FLOW OF INVESTMENT ACTIVITIES
Additions to immobilized and intangible	(10,085)	(13,155)	-23%
Additions to property for investments	(8,337)	(17,185)	-51%
Redemption of (investment in) marketable securities	2,096	3,933	-47%
Reduction (increase) of Investment and Participation	(4,127)	-	n.a.
Cresca's Joint Venture acquisition	23	-	n.a.
Advances for Future Capital Increases	-	(48)	n.a.
Receivables from farm sale	2,698	22,491	-88%
Net Cash generated by (used in) investment activities	(17,732)	(3,964)	347%
CASH FLOW OF FINANCING ACTIVITIES
Raising of Loans and financing	39,982	47,277	-15%
Interest from Loans and Financing	(16,989)	(1,892)	n.a.
Payment of loans and financing	(36,636)	(46,406)	-21%
Generated (provided) net cash by financing activities	(63,641)	(42,020)	51%
Increase (decrease) in cash and cash equivalents	(17,918)	(38,536)	-54%
FX Variation in cash and cash equivalents	900	466	93%
Cash and cash equivalents initial balance	106,627	104,314	2%
Cash and cash equivalents final balance	89,609	66,244	35%
	(17,018)	(38,070)	-55%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2020.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer